







NEW PILOT BREWERY + KITCHEN
COMING TO THE METROPOLITAN BEER TRAIL

RIGHT PROPER ECKINGTON

RIGHT PROPER
BREWING COMPANY

COMING 2025

COMMUNITY ROUND NOW OPEN

1625 ECKINGTON PLACE NE

WASHINGTON, DC 20002

@RIGHTPROPERBEER

JOIN US FROM THE GROUND UP. VISIT OUR CROWDFUNDING CAMPAIGN ON WEFUNDER.

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WWW.RIGHTPROPERBREWING.COM/ECKINGTON

THANKS FOR YOUR SUPPORT!
WE CAN'T WAIT!